Exhibit 99.2

Brookfield
Brookfield Renewable Corporation
2019 RECAST MANAGEMENT DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Brookfield Renewable Corporation

The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Renewable Corporation (“BEPC”). This MD&A should be read in conjunction with our prospectus dated June 29, 2020 and our registration statement on Form F-1/F-4, as amended, which was declared effective on June 29, 2020 (each referred to as our “Prospectus”).

Unless the context indicates or requires otherwise, the terms “our company”, “we”, and “us” mean BEPC and its direct and indirect operating entities as a group. BEPC is an indirect controlled subsidiary of Brookfield Renewable Partners L.P. (“BEP” or, collectively with its subsidiaries, including our company, “Brookfield Renewable”) (NYSE: BEP; TSX: BEP.UN). Unless the context indicates or requires otherwise, the “partnership” means Brookfield Renewable and its controlled subsidiaries, but excluding our company. The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.

BEPC’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 7 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Segment Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to “Part 8 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures.

PART 1 – OVERVIEW

BUSINESS OVERVIEW

BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares (“exchangeable shares”), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).

The exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the LP units and each exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at http://www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.

Our company, our subsidiaries and Brookfield Renewable, target a total return of 12% to 15% per annum on the Renewable assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of our operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see Part 7 – Presentation to Stakeholders and Performance Measurement of this MD&A.

CONTINUITY OF INTEREST

On July 30, 2020, the partnership completed the special distribution of exchangeable shares to its unitholders of record on July 27, 2020 (the “special distribution”). Refer to the Prospectus document filed on SEDAR and with the SEC on June 29, 2020 for more details on the special distribution. Prior to completing the special distribution, our company acquired the United States, Colombian and Brazilian operations of the partnership (“the Business”) from certain of the partnership’s subsidiaries (excluding a 10% interest in certain Brazilian and Colombian operations, which continue to be held by the partnership). The partnership directly and indirectly controlled the Business prior to the special distribution and will continue to control the Business subsequent to the special distribution through its interests in our company. Accordingly, BEPC and its financial position and results of operations have been reflected using Brookfield Renewable’s carrying values prior to the special distribution.

To reflect this continuity of interests, these audited consolidated financial statements provide historical information of our company for the annual periods prior to the special distribution, as previously reported by Brookfield Renewable. The economic and accounting impact of contractual relationships created or modified in conjunction with the special distribution (see Note 1(b) – Special distribution) have been reflected prospectively from the date of the special distribution as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to July 30, 2020 are presented based on the historical financial information for our company as previously reported by Brookfield Renewable. For the period after completion of the special distribution, the results are based on the actual results of our company, including the adjustments associated with the special distribution and the execution of several new and amended agreements. As Brookfield Renewable holds all of the class C shares of our company, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to Brookfield Renewable prior to and after the special distribution.

On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

Simultaneously with the completion of the TerraForm Power acquisition, our company entered into voting agreements with the partnership and certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to our company. As a result, our company controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to our company is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The results of TerraForm Power that was not owned by our company has been presented as non-controlling interests to our company retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.

BASIS OF PRESENTATION

The audited consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

The financial statements include a consolidation of the assets, liabilities, revenues, expenses, and cash flows of the Business controlled by the partnership that was contributed to our company effective July 30, 2020. Effective July 30, 2020, the assets and liabilities were transferred to our company at their carrying values. All intercompany balances, transactions, revenues and expenses within our company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to our company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by our company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect our company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had our company been a stand-alone entity during the periods presented.

The financial statements include the assets, liabilities, revenues, expenses, and cash flows of the TerraForm Power business controlled by Brookfield that were acquired by our company on July 31, 2020 through the TerraForm Power acquisition which is considered to be a transaction between entities under common control. The combined results of TerraForm Power are presented during the periods prior to July 31, 2020 with the interest acquired through the TerraForm Power acquisition presented as non-controlling interests to our company. All intercompany balances, transactions, revenues and expenses within our company have been eliminated.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION

Comparison of Years Ended December 31, 2019, 2018 and 2017

The following table reflects key financial data for the years ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018	2017
	As adjusted(1)	As adjusted(1)	As adjusted(1)
Revenues	$3,226	$2,979	$2,182
Direct operating costs	(1,053)	(1,053)	(877)
Management service costs	(109)	(71)	(63)
Interest expense	(701)	(670)	(490)
Foreign exchange and financial instrument gain (loss)	5	57	(52)
Depreciation	(983)	(862)	(625)
Income tax (expense) recovery	(67)	312	(96)
Net income attributable to Brookfield Renewable	165	72	(6)

	Average FX rates to USD
	€0.89	0.85	0.89
R$	3.95	3.65	3.19
COP	3,280	2,956	2,951

(1)

As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

Variance Analysis for the Years Ended December 31, 2019 and 2018

Revenues of our company totaling $3,226 million for the year ended December 31, 2019 represented an increase of $247 million over the prior year. On a same store and constant currency basis, revenues increased $142 million, primarily due to the benefit from higher average realized prices attributable to the inflation indexation of our contracts, commercial contracting initiatives and higher market prices on uncontracted volumes, which together contributed $116 million to revenues. Higher generation contributed a $26 million increase to revenues relative to the prior year due to above average hydrology conditions, primarily in the United States. Recently acquired and commissioned facilities contributed an additional $233 million to revenues.

The strengthening of the United States dollar relative to the prior year reduced revenues by $128 million, which was partially offset by a favorable foreign exchange impact on operating, interest and depreciation expenses for the year.

Direct operating costs totaling $1,053 million in 2019 was consistent with the prior year, driven by cost-savings realized across our businesses and the favorable impact of foreign exchange noted above, which were mostly offset due to the growth of our company.

Management service costs totaling $109 million in 2019 represents an increase of $38 million over the prior year due to the growth of our company.

Interest expense totaling $701 million in 2019 represents an increase of $31 million over the prior year as the benefit of recent refinancing activities that reduced the average cost of borrowing of our business and the benefit of foreign exchange movements noted above were more than offset due to the growth of our company.

Income tax expense was $67 million in 2019 compared to an income tax recovery of $312 million in the prior year as the prior year benefited from a significant deferred tax recovery in our Colombian business as a result of tax legislation that was passed at the end of 2018 and a deferred tax recovery relating to the recognition of tax loss carryforwards in the United States.

Net income attributable to Brookfield Renewable of $165 million in 2019 represents an increase of $93 million compared to the prior year due to the above noted items.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

Variance Analysis for the Years Ended December 31, 2018 and 2017

Revenues of our company totaling $2,979 million for the year ended December 31, 2018 represents an increase of $797 million over the prior year. The contributions from the growth in our portfolio, both through our recent acquisitions and through development projects, contributed $687 million to revenues. On a same store and constant currency basis, revenues increased $162 million primarily due to the benefit of higher average realized prices attributable to the inflation indexation of our contracts, commercial contracting initiatives and higher market prices on uncontracted volumes, which together contributed $141 million to revenues. Higher generation contributed a $21 million increase to revenues relative to the prior year due to above average hydrology conditions, primarily in the United States.

The strengthening of the United States dollar relative to the prior year reduced revenues by $52 million, which was partially offset by a favorable foreign exchange impact on operating, interest and depreciation expenses for the year.

Direct operating costs totaling $1,053 million in 2018 represents an increase of $176 million over the prior year as the benefit of our cost-savings realized across our business and the favorable foreign exchange impact noted above were more than offset due to the growth of our company.

Interest expense totaling $670 million in 2018 represents an increase of $180 million over the prior year as the benefit of recent refinancing activities that reduced the average cost of borrowing of our company and the benefit of foreign exchange movements noted above were more than offset due to the growth of our company.

The income tax recovery was $312 million in 2018 compared to an income tax expense of $96 million in 2017 as the current year benefited from a significant deferred tax recovery in Colombia as a result of tax legislation that was passed at the end of 2018 and a deferred tax recovery relating to the recognition of operating loss carryforwards in the United States.

Net income attributable to Brookfield Renewable of $72 million in 2018 represents an increase of $78 million compared to the prior year due to the above noted items.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION

SUMMARYOF CONSOLIDATED FINANCIAL POSITION

The following table provides a summary of the key line items of the consolidated statements of financial position of our company as at December 31, 2019 and 2018:

(MILLIONS)	December 31, 2019	December 31, 2018
	As adjusted(1)	As adjusted(1)
Current assets	$1,363	$1,390
Property, plant and equipment	32,647	30,421
Total assets	35,757	33,632
Non-recourse borrowings	11,958	11,372
Deferred income tax liabilities	3,586	3,210
Total equity in net assets	17,874	17,224
Total liabilities and equity in net assets	35,757	33,632

	FX rates to USD
	€0.89	0.87
R$	4.03	3.87
COP	3,277	3,250

(1)

As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

The statements of financial position reflect the stable nature of our company.

Property, plant and equipment

Property, plant and equipment totaled $32.6 billion as at December 31, 2019 compared to $30.4 billion as at December 31, 2018. The increase of $2.2 billion in property, plant and equipment was primarily attributable to a $1.9 billion annual revaluation which recognized the benefit of lower discount rates and the continued successful implementation of cost savings and revenue enhancing initiatives. The acquisition of a 320 MW distributed generation portfolio in the United States increased property, plant and equipment by $753 million. Capitalized additions relating to the sustaining capital expenditures of the hydroelectric businesses and the ongoing construction of development projects increased property, plant and equipment of our company by $431 million. Upon adoption of IFRS 16 on January 1, 2019, our company recognized $344 million of capitalized lease arrangements. These increases were partially offset by depreciation expense associated with property, plant and equipment of $983 million and the devaluation of the Brazilian real and the Colombian peso against the United States dollar, which resulted in a decrease to property, plant and equipment of $174 million.

RELATED PARTY TRANSACTIONS

Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with Brookfield Renewable and Brookfield.

Since inception, Brookfield Renewable has had a Master Services Agreement with Brookfield. The Master Services Agreement was amended in connection with the completion of the special distribution to include, among other things, our company as a service recipient.

Our company sells electricity to Brookfield through long-term PPAs, or provides fixed price guarantees to provide contracted cash flow and reduces our company’s exposure to electricity prices in deregulated power markets.

In 2011, on formation of Brookfield, Brookfield transferred certain development projects to our company for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. These projects have been transferred to our company as part of the special distribution.

Our company has entered into voting agreements with Brookfield and Brookfield Renewable, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide our company the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.

Our company participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, our company, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.

In addition, our company has executed other agreements with Brookfield and the partnership that are described in Note 26 – Related party transactions in the audited consolidated financial statements.

The following table reflects the related party agreements and transactions in the consolidated statements of income, for the years ended December 31:

(MILLIONS)	2019	2018	2017
Revenues
Power purchase and revenue agreements	$387	$300	$319
Direct operating costs
Energy purchases	$(10)	$(11)	$(13)
Energy marketing & other services	(26)	(39)	(34)
Insurance expense(1)	(18)	(17)	(15)

	$(54)	$(67)	$(62)
Interest expense
Borrowings	$(4)	$(9)	$(11)
Management service costs
Management service agreement	$(109)	$(71)	$(63)

(1)

Insurance services are paid to a subsidiary of Brookfield that brokers external insurance providers on behalf of our company. The fees paid to the subsidiary of Brookfield for the year ended December 31, 2019 were $1 million (2018: less than $1 million).

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at:

(MILLIONS)	Related party	December 31, 2019	December 31, 2018
Current assets
Due from related parties
Amounts due from	Brookfield	$20	$2
	Brookfield Renewable	156	273
	Equity-accounted investments and other	6	6

		$182	$281

Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$7	$3

Current liabilities
Due to related parties
Amounts due to	Brookfield	$19	$12
	Brookfield Renewable	179	86
	Equity-accounted investments and other	3	9

		$201	$107

Non-current liabilities
Due to related parties
Amounts due to	Equity-accounted investment and other	$2	$—

Current assets

Amounts due from Brookfield Renewable are non-interest bearing, unsecured and due on demand.

Current liabilities

Amounts due to Brookfield Renewable are non-interest bearing, unsecured and payable on demand.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

PART 4 – FINANCIAL PERFORMANCE REVIEW ON SEGMENT INFORMATION

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s chief operating decision maker, which we refer to as “CODM”, manages our company, evaluates financial results, and makes key operating decisions. See “Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2019 and 2018

The following table reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric	14,990	14,575	$1,043	$979	$690	$617	$518	$441	$253	$120
Wind	647	683	60	70	38	49	21	31	(7)	1
Storage & Other	374	519	64	71	30	37	19	25	(3)	4
Corporate	—	—	—	—	—	—	(78)	(53)	(78)	(53)

Total	16,011	15,777	$1,167	$1,120	$758	$703	$480	$444	$165	$72

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents the proportionate results for hydroelectric operations of our company for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – actual	14,990	14,575

Revenue	$1,043	$979
Other income	21	12
Direct operating costs	(374)	(374)

Adjusted EBITDA	690	617
Interest expense	(150)	(163)
Current income taxes	(22)	(13)

Funds From Operations	$518	$441
Depreciation	(241)	(278)
Deferred taxes and other	(24)	(43)

Net income	$253	$120

Funds From Operations at our hydroelectric business were $518 million versus $441 million in the prior year due to higher same store generation (3% above prior year), a positive ruling reaffirming the historical generation of our facilities, and growth of our company’s portfolio through development projects that contributed 63 GWh and $2 million to Funds From Operations. In addition, our company benefited from cost-reduction initiatives and higher pricing due to the inflation indexation of our contracts and re-contracting efforts. The increases were partially offset by the weakening of the Brazilian reais and Colombian peso against the United States dollar.

Net income attributable to Brookfield Renewable in 2019 increased $133 million over the prior year due to the above noted increase in Funds From Operations and lower depreciation expense due to the foreign exchange impact noted above.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents the proportionate results for wind operations of our company for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – actual	647	683

Revenue	$60	$70
Other income	—	1
Direct operating costs	(22)	(22)

Adjusted EBITDA	38	49
Interest expense	(16)	(17)
Current income taxes	(1)	(1)

Funds From Operations	$21	$31
Depreciation	(39)	(35)
Deferred taxes and other	11	5

Net (loss) income	$(7)	$1

Funds From Operations at our wind business were $21 million versus $31 million in the prior year due to lower generation (5% lower than prior year), lower average realized prices due to a commercial initiative that benefited the prior year and the weakening of the Brazilian reais versus the United States dollar.

Net loss attributable to Brookfield Renewable in 2019 was $7 million versus net income of $1 million in the prior year primarily due to the above noted decrease in Funds From Operations.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

STORAGE & OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents the proportionate results for storage and other operations of our company for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – actual	374	519

Revenue	$64	$71
Other income	—	(3)
Direct operating costs	(34)	(31)

Adjusted EBITDA	30	37
Interest expense	(10)	(12)
Current income taxes	(1)	—

Funds From Operations	$19	$25
Depreciation	(21)	(23)
Deferred taxes and other	(1)	2

Net (loss) income	$(3)	$4

Funds From Operations at our storage & other businesses were $19 million compared to $25 million in the prior year due to lower realized capacity prices in the northeast United States and lower generation at our biomass facilities in Brazil.

Net loss attributable to Brookfield Renewable in 2019 totaled $3 million compared to net income of $4 million in the prior year due to the above noted decrease in Funds From Operations.

CORPORATE

Management service costs totaling $78 million increased $25 million compared to the prior year due to the growth of our business.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2018 and 2017

The following table reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric	14,575	14,457	$979	$976	$617	$601	$441	$403	$120	$30
Wind	683	705	70	72	49	52	31	31	1	33
Storage & Other	519	290	71	53	37	23	25	10	4	(12)
Corporate	—	—	—	—	—	—	(53)	(57)	(53)	(57)

Total	15,777	15,452	$1,120	$1,101	$703	$676	$444	$387	$72	$(6)

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents the proportionate results for hydroelectric operations of our company for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – actual	14,575	14,457

Revenue	$979	$976
Other income	12	9
Direct operating costs	(374)	(384)

Adjusted EBITDA	617	601
Interest expense	(163)	(183)
Current income taxes	(13)	(15)

Funds From Operations	$441	$403
Depreciation	(278)	(284)
Deferred taxes and other	(43)	(89)

Net income	$120	$30

Funds From Operations at our hydroelectric business were $441 million versus $403 million in the prior year, as the benefit from cost reduction initiatives and higher pricing due to inflation indexation of our contracts and re-contracting efforts in Colombia, were partly offset by lower pricing in the United States due to the impact of generation mix (generation was highest on lower price contracts) and the weakening of the Brazilian reais versus the United States dollar.

Net income attributable to Brookfield Renewable in 2018 increased by $90 million over the prior year primarily due to the above noted increase to Funds From Operations and lower deferred income expense as the prior year was impacted by a one-time expense attributable to the U.S. tax reform passed at the end of 2017.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents the proportionate results for wind operations of our company for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – actual	683	705

Revenue	$70	$72
Other income	1	1
Direct operating costs	(22)	(21)

Adjusted EBITDA	49	52
Interest expense	(17)	(21)
Current income taxes	(1)	—

Funds From Operations	$31	$31
Depreciation	(35)	(31)
Deferred taxes and other	5	33

Net income	$1	$33

Funds From Operations at our wind business were $31 million, consistent with the prior year. The benefit from lower interest expense due to capital structure optimization was fully offset by lower generation as the prior year benefited from above average wind conditions and the weakening of the Brazilian reais versus the United States dollar.

Net income attributable to Brookfield Renewable in 2018 decreased by $32 million over the prior year due to the impact of a deferred tax recovery as a result of new tax legislation that benefited the prior year.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

STORAGE & OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents the proportionate results for storage and other operations of our company for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – actual	519	290

Revenue	$71	$53
Other income	(3)	2
Direct operating costs	(31)	(32)

Adjusted EBITDA	37	23
Interest expense	(12)	(13)

Funds From Operations	$25	$10
Depreciation	(23)	(22)
Deferred taxes and other	2	—

Net (loss) income	$4	$(12)

Funds From Operations and Net income attributable to Brookfield Renewable at our storage & other businesses increased $15 million and $16 million, respectively, relative to the prior year due to improved performance at the pumped storage facility in New England supported by improved capacity pricing and generation.

CORPORATE

Management service costs totaling $53 million decreased $4 million over the prior year due to the lower market capitalization of Brookfield Renewable limited partners’ equity relative to the prior year.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

RECONCILIATION OF NON-IFRS MEASURES

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles our proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interest for the year ended December 31, 2019:

	Attributable to Brookfield Renewable					Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)(2)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total
Revenue	$1,043	$60	$64	$—	$1,167	$(52)	$2,111	$3,226
Other income	21	—	—	—	21	(1)	59	79
Direct operating costs	(374)	(22)	(34)	—	(430)	21	(644)	(1,053)
Share of adjusted EBITDA from equity-accounted investments	—	—	—	—	—	32	—	32

Adjusted EBITDA	690	38	30	—	758	—	1,526
Management service fees	—	—	—	(78)	(78)	—	(31)	(109)
Interest expense	(150)	(16)	(10)	—	(176)	10	(535)	(701)
Current income taxes	(22)	(1)	(1)	—	(24)	—	(40)	(64)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(10)	—	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(920)	(920)

Funds From Operations	518	21	19	(78)	480	—	—
Depreciation	(241)	(39)	(21)	—	(301)	10	(692)	(983)
Foreign exchange and financial instrument gain (loss)	10	—	—	—	10	—	(5)	5
Deferred income tax (expense) recovery	(11)	5	—	—	(6)	—	3	(3)
Other	(23)	6	(1)	—	(18)	—	(179)	(197)
Share of earnings from equity-accounted investments	—	—	—	—	—	(10)	—	(10)
Net income attributable to non-controlling interests	—	—	—	—	—	—	873	873

Net income attributable to Brookfield Renewable	$253	$(7)	$(3)	$(78)	$165	$—	$—	$165

(1)

Share of earnings from equity-investments of $12 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $47 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)

As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles our proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interest for the year ended December 31, 2018:

	Attributable to Brookfield Renewable					Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)(2)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total
Revenue	$979	$70	$71	$—	$1,120	$(58)	$1,917	$2,979
Other income	12	1	(3)	—	10	—	31	41
Direct operating costs	(374)	(22)	(31)	—	(427)	21	(647)	(1,053)
Share of adjusted EBITDA from equity-accounted investments	—	—	—	—	—	37	—	37

Adjusted EBITDA	617	49	37	—	703	—	1,301
Management service fees	—	—	—	(53)	(53)	—	(18)	(71)
Interest expense	(163)	(17)	(12)	—	(192)	11	(489)	(670)
Current income taxes	(13)	(1)	—	—	(14)	—	(14)	(28)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(11)	—	(11)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(780)	(780)

Funds From Operations	441	31	25	(53)	444	—	—
Depreciation	(278)	(35)	(23)	—	(336)	10	(536)	(862)
Foreign exchange and financial instrument gain (loss)	(10)	—	1	—	(9)	(1)	67	57
Deferred income tax (expense) recovery	(6)	2	—	—	(4)	—	344	340
Other	(27)	3	1	—	(23)	—	(149)	(172)
Share of earnings from equity-accounted investments	—	—	—	—	—	(9)	—	(9)
Net income attributable to non-controlling interests	—	—	—	—	—	—	274	274

Net income attributable to Brookfield Renewable	$120	$1	$4	$(53)	$72	$—	$—	$72

(1)

Share of earnings from equity-investments of $17 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $506 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)

As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles our proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interest for the year ended December 31, 2017:

	Attributable to Brookfield Renewable					Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)(2)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total
Revenue	$976	$72	$53	$—	$1,101	$(43)	$1,124	$2,182
Other income	9	1	2	—	12	—	15	27
Direct operating costs	(384)	(21)	(32)	—	(437)	19	(459)	(877)
Share of adjusted EBITDA from equity-accounted investments	—	—	—	—	—	24	—	24

Adjusted EBITDA	601	52	23	—	676	—	680
Management service fees	—	—	—	(57)	(57)	—	(6)	(63)
Interest expense	(183)	(21)	(13)	—	(217)	12	(285)	(490)
Current income taxes	(15)	—	—	—	(15)	—	(23)	(38)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(12)	—	(12)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—		(366)	(366)

Funds From Operations	403	31	10	(57)	387	—	—
Depreciation	(284)	(31)	(22)	—	(337)	8	(296)	(625)
Foreign exchange and financial instrument gain (loss)	1	—	1	—	2	(1)	(53)	(52)
Deferred income tax (expense) recovery	(81)	30	—	—	(51)	—	(7)	(58)
Other	(9)	3	(1)	—	(7)	—	3	(4)
Share of earnings from equity-accounted investments	—	—	—	—	—	(7)	—	(7)
Net income attributable to non-controlling interests	—	—	—	—	—		353	353

Net income attributable to Brookfield Renewable	$30	$33	$(12)	$(57)	$(6)	$—	$—	$(6)

(1)

Share of earnings from equity-investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $13 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)

As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

PART 5 – LIQUIDITY AND CAPITAL RESOURCES

AVAILABLE LIQUIDITY

Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of our company’s exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	December 31, 2019	December 31, 2018
Our company’s share of cash and cash equivalents	$25	$51
Authorized credit facilities(1)	1,750	1,750

	1,775	1,801
Available portion of subsidiary credit facilities	174	73
Brookfield Renewable group liquidity	746	100

Available liquidity	$2,695	$1,974

(1)

Prior to the completion of the special distribution, BEPC entered into the Subordinated Credit Facilities, each providing for a $1,750 million revolving credit facility, corresponding with BEP’s authorized corporate revolving credit facility. This is to facilitate the movement of cash within the Brookfield Renewable group.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.

DIVIDEND POLICY

The BEPC board may declare dividends at its discretion. However, the exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units to provide holders of the exchangeable shares with an economic return equivalent to holders of the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the exchangeable shares. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.

The board of directors of the general partners of Brookfield Renewable approved a 5% increase in its annual distribution pre-split to $2.17 per LP unit, or $0.5425 per LP unit quarterly, starting with the distribution paid in March 2020. This increase reflects the forecasted contribution from Brookfield Renewable group’s recently commissioned capital projects, as well as the expected cash yield on recent acquisitions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations. On July 30, 2020, the partnership completed the previously announced special distribution of exchangeable shares. Each unitholder of record on July 27, 2020 received one exchangeable share for every four LP units held. As a result of the special distribution, the partnership’s regular quarterly distribution per LP unit has been reduced to $0.434 such that the aggregate distribution received by a holder of LP units and exchangeable shares, when taken together, will remain approximately the same as it would have been had the special distribution never been made.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

BORROWINGS

The composition of debt obligations, overall maturity profile, and average interest rates associated with the borrowings and credit facilities of our company on a proportionate basis is presented in the following table:

	December 31, 2019			December 31, 2018
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Proportionate non-recourse borrowings
Hydroelectric	5.9	9	$2,447	6.2	10	$2,370
Wind	5.8	10	238	6.1	11	254
Storage & other	5.0	6	174	5.0	7	191

	5.9	9	2,859	6.1	10	2,815

Proportionate unamortized financing fees, net of unamortized premiums			(21)			(24)

			2,838			2,791
Equity-accounted borrowings			168			185
Non-controlling interests			8,952			8,396

As per IFRS Statements			$11,958			$11,372

The following table summarizes the undiscounted principal repayments and scheduled amortization of our company on a proportionate basis as at December 31, 2019:

(MILLIONS)	2020	2021	2022	2023	2024	Thereafter	Total
Debt principal repayments
Non-recourse borrowings
Credit facilities	—	—	—	50	—	—	50
Hydroelectric	—	—	214	125	80	1,422	1,841
Wind	—	—	9	30	—	—	39
Storage & other	—	—	—	—	—	152	152

	—	—	223	205	80	1,574	2,082

Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	35	38	50	42	47	344	556
Wind	14	14	14	13	19	125	199
Storage & other	3	3	3	4	5	4	22

	52	55	67	59	71	473	777

Total	52	55	290	264	151	2,047	2,859

Interest payable(1)
Non-recourse borrowings
Hydroelectric	143	142	130	121	113	491	1,140
Wind	13	12	11	10	8	33	87
Storage & other	8	8	6	8	9	6	45

Total	164	162	147	139	130	530	1,272

(1)

Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

The following table summarizes the undiscounted principal repayments and scheduled amortization of our company on a consolidated basis as at December 31, 2019:

(MILLIONS)	2020	2021	2022	2023	2024	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$122	$100	$554	$490	$381	$3,506	$5,153
Wind	163	167	365	371	156	1,760	2,982
Solar	319	604	137	449	148	2,154	3,811
Storage & other	1	1	1	1	1	9	14

	$605	$872	$1,057	$1,311	$686	$7,429	$11,960

Management remains focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. Management does not anticipate material issues in addressing the borrowings through 2024 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Proportionate debt is presented to assist investors in understanding the capital structure of the underlying investments of our company that are consolidated in its financial statements but are not wholly-owned. When used in conjunction with Funds from Operations, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. The only difference between consolidated debt presented under IFRS and proportionate debt is the adjustment to remove the share of debt of consolidated investments not attributable to our company and the adjustment to include share of debt attributable to the equity-accounted investments of our company. Management utilizes proportionate debt in understanding the capital structure of the underlying investments that are consolidated in its financial statements but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into the return on the capital that it invests at a given degree of leverage.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

CAPITAL EXPENDITURES

We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our partnership. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.15 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31, 2019, 2018 and 2017

The following table summarizes the key items in the consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017:

(MILLIONS)	2019	2018	2017
Cash flow provided by (used in):	As adjusted (1)	As adjusted (1)	As adjusted	(1)
Operating activities	$1,356	$1,193	$200
Financing activities	(288)	(60)	(412)
Investing activities	(1,102)	(1,042)	282
Foreign exchange loss on cash	(4)	(11)	—

Decrease in cash and cash equivalents	$(38)	$80	$70

(1)

As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

Operating Activities

Cash flows provided by operating activities for the year ended December 31, 2019 totaled $1,356 million compared to $1,193 million for the year ended December 31, 2018. The increase in cash flows from operating activities of $163 million was primarily attributable to the growth and strong operating performance of our business, as reflected by our higher Funds From Operations compared to the prior year.

Cash flows provided by operating activities for the year ended December 31, 2018 totaled $1,193 million compared to $200 million for the year ended December 31, 2017. The increase in cash flows from operating activities of $993 million was driven by growth through the acquisition of TerraForm Power and the settlement of a special cash distribution to the TerraForm Power shareholders in 2017 (“TerraForm Power special distribution”) and supported by the strong operating performance of our business, as reflected by higher Funds From Operations compared to the prior year.

The net change in working capital balances shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2019	2018	2017
Trade receivables and other current assets	$(44)	$(20)	$(24)
Accounts payable and accrued liabilities	(6)	—	(112)
Other assets and liabilities	26	(13)	45
Settlement of TerraForm Power special distribution	$—	$—	$(285)

	$(24)	$(33)	$(376)

Financing Activities

Cash flow used in financing activities for the year ended December 31, 2019 totaled $288 million. During the year, distributions paid to non-controlling interests and Brookfield Renewable totaled $673 million and $628 million, respectively, partially offset by capital contributions from our company’s non-controlling interest of $294 million and net related party

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

borrowings of $122 million. Net proceeds of $610 million were received from non-recourse financings to fund the growth of our business through the investing activities noted below.

Cash flow used in financing activities for the year ended December 31, 2018 totaled $60 million. During the year, distributions paid to non-controlling interests and to Brookfield Renewable totaled $509 million and $495 million, respectively. Repayments of related party borrowings totaled $185 million. This was partially offset by capital contributions from our company’s non-controlling interest and from Brookfield Renewable of $650 million and $229 million, respectively, to support growth, as well as proceeds from project financings of $260 million, net of repayments.

Cash flow used in financing activities for the year ended 2017 totaled $412 million. During the year, distributions paid to non-controlling interests and to Brookfield Renewable totaled $369 million and $269 million, respectively. This was partially offset by capital contributions from our company’s non-controlling interest and from Brookfield Renewable of $60 million and $106 million, respectively, to support growth, as well as related party borrowings of $115 million.

Investing Activities

Cash flows used in investing activities totaled $1,102 million for the year ended December 31, 2019. The cash used to acquire a 320 MW distributed generation solar facility in the United States totaled $732 million, net of cash acquired. Our continued investment in property, plant and equipment, including our development projects in Brazil, was $406 million.

Cash flows used in investing activities totaled $1,042 million for the year ended December 31, 2018. The cash used to acquire Saeta Yield, a Spanish renewable power company with over 1,000 MW of solar and wind facilities totaled $927 million, net of cash acquired. Our continued investment in property, plant and equipment, including our development projects in Brazil, was $207 million.

Cash flows used in investing activities totaled $282 million for the year ended December 31, 2017. Our acquisition of TerraForm Power totaled $149 million, net of cash acquired. Our continued investment in property, plant and equipment, including our development projects in Brazil, was $228 million.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

CONTRACTUAL OBLIGATIONS

See Note 25 – Commitments, contingencies and guarantees in the audited consolidated financial statements, in each case included elsewhere in this prospectus, for further details on the following:

•	Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•	Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and

•	Guarantees – Nature of all the indemnification undertakings.

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS

Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Our company issues letters of credit from its subsidiary credit facilities for general purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2019, letters of credit issued amounted to $639 million (2018: $588 million).

Two direct and indirect wholly-owned subsidiaries of BEPC fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable., and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

PART 6 – CRITICAL ESTIMATES AND ACCOUNTING POLICIES

CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The audited consolidated financial statements of Brookfield Renewable Corporation as at December 31, 2019 and December 31, 2018 and for each of the years in the three years ended December 31, 2019 are prepared in accordance with IFRS as issued by the IASB, which requires the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Basis of preparation and significant accounting policies in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in the Prospectus. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Additional risk factors other than as described in the “Risk Factors” section of our Prospectus are as follows

Risks Associated with the COVID-19 Pandemic

The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, the Brookfield Renewable group’s business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. The Brookfield Renewable group has implemented a response plan to maintain its operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, the Brookfield Renewable group may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in its business and has some risk that its contract counterparties could fail to meet their obligations.

To date, the Brookfield Renewable group has not experienced the material impact to its operations, financial condition, cash flows or financial performance that has been experienced by many other businesses. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Brookfield Renewable group or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on the Brookfield Renewable group’s assets, liabilities, business, financial condition, results of operations and cash flow.

Despite these conditions and risks, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world. We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties. The majority of our assets can be operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption. We have a robust balance sheet with strong investment grade rating, approximately $3.3 billion of available liquidity as at September 30, 2020 and no material maturities over the next five years.

CRITICAL ESTIMATES

Our company makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the audited consolidated financial statements relate to the following:

(i)     Property, plant and equipment

The fair value of our company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 – Property, plant and equipment, at fair value in our company’s audited consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of our company’s property, plant and equipment. See Note 2(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in the audited consolidated financial statements of our company for further details.

Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)     Financial instruments

Our company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery, expected credit losses and the elements affecting amortized cost of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 – Risk management and financial instruments for more details.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

(iii)     Deferred income taxes

The audited consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the audited consolidated statements of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The following are the critical judgments that have been made in applying the accounting policies used in the audited consolidated financial statements and that have the most significant effect on the amounts in the audited consolidated financial statements:

(i)     Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of our company. Our company exercises judgment in determining whether non-wholly owned subsidiaries are controlled by our company. Our company’s judgment included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) our company’s ability to influence the returns of the subsidiary.

(ii)     Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)     Property, plant and equipment

The accounting policy relating to our company’s property, plant and equipment is described in Note 2(m) – Property, plant and equipment and revaluation method in the audited consolidated financial statements of our company. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, our company determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20-year discounted cash flow model. 20 years is the period considered reasonable as our company has 20-year capital plans, and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.

Our company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2027 in Colombia, and 2023 in Europe and Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North America and European businesses, our company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time 30-year renewal on qualifying hydroelectric assets.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)     Financial instruments

The accounting policy relating to our company’s financial instruments is described in Note 2(k) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 and IAS 39, to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.

(v)     Deferred income taxes

The accounting policy relating to our company’s income taxes is described in Note 2(n) – Income taxes in the audited consolidated financial statements of our company. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

NEW ACCOUNTING STANDARDS

There have been no new changes to IFRS with an impact on our company in 2020.

FUTURE CHANGES IN ACCOUNTING POLICIES

In August 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021. We expect to have completed our assessment in advance of January 1, 2021. The adoption is not expected to have a significant impact on our company.

There are currently no other future changes to IFRS with potential impact on our company.

SUBSEQUENT EVENTS

In February 2020, the company, through its subsidiary TerraForm Power, completed the acquisition of a portfolio of two concentrated solar power facilities located in Spain with a consolidated nameplate capacity of approximately 100 MW for a total purchase price of approximately €117 million (approximately $128 million as of the date of the acquisition). These facilities are regulated under the Spanish framework for renewable power, with approximately 19 years of remaining regulatory life.

In March 2020, the company, together with institutional partners, completed the acquisition of 278 MW of development solar assets in Brazil with the company holding a 25% interest.

In October 2020, the company, through its subsidiary TerraForm Power, completed the sale of a gross 40% equity interest in an 852 MW wind portfolio in the United States for total proceeds of $264 million ($90 million net to the company).

In October 2020, the company, together with institutional partners, completed the acquisition of a 1,200 MW solar development portfolio in Brazil for approximately $46 million, which are targeted for commercial operations in early 2023. The company holds a 25% economic interest.

In October 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($60.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). The company did not sell exchangeable shares in the offering and will not receive any of the proceeds from the offering of exchangeable units.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

In November 2020, the company completed the buyout of the lease on its 192 MW hydroelectric facility in Louisiana for $560 million ($420 million net to the company).

In November 2020, the company announced a three-for-two split of BEPC’s outstanding shares.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the company or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Formation of BEPC

Prior to the completion of the special distribution on July 30, 2020, BEPC acquired the Business.

On July 30, 2020, the partnership completed the special distribution whereby holders of LP units as of July 27, 2020 (the “Record Date”) received one Class A exchangeable subordinated voting share of BEPC (“exchangeable share”) for every four LP units held. Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the exchangeable shares to all the holders of its equity units and to its general partner. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 33.1 million exchangeable shares and (ii) the partnership received approximately 44.7 million exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, but prior to the TerraForm Power acquisition, (i) holders of LP units held approximately 42.8% of the issued and outstanding exchangeable shares of our company, (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in our company, and all of the issued and outstanding class C non-voting shares, or class C shares, of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of the exchangeable shares and class B shares. Holders of exchangeable shares hold an aggregate 25.0% voting interest in our company.

Prior to the completion of the special distribution, BEPC entered into the following agreements:

i)	Credit Support

Two direct and indirect wholly-owned subsidiaries of BEPC fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

ii)	Subordinated Credit Facilities

BEPC entered into two credit agreements with the partnership, one as borrower and one as lender, which we refer to as the Subordinated Credit Facilities, each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within Brookfield Renewable. One credit facility will permit BEPC to borrow up to $1.75 billion from the partnership and the other will constitute an operating credit facility that will permit the partnership to borrow up to $1.75 billion from BEPC. The Subordinated Credit Facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans.

iii)	Equity Commitment Agreement

The partnership provided BEPC an equity commitment in the amount of $1 billion. The equity commitment may be called by BEPC in exchange for the issuance of a number of class C shares to the partnership, corresponding to the amount of the equity

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

commitment called divided by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which exchangeable shares are listed for the five (5) days immediately preceding the date of the call. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that the partnership continues to control BEPC and has the ability to elect a majority of the BEPC board of directors. The rationale for the equity commitment is to provide the company with access to equity capital on an as-needed basis and to maximize our flexibility. Pursuant to the equity commitment, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date the company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the exchangeable shares.

iv)	Management Services Agreement

Wholly-owned subsidiaries of Brookfield (“Service Providers”) provide management services to the company pursuant to the partnership’s existing master services agreement, (the “Master Services Agreement”), which was amended in connection with the completion of the special distribution. There is no increase to the Base Management Fee (as defined below) and incentive distribution fees currently paid by the partnership, though BEPC will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC’s proportionate share of the Base Management Fee (as defined below). BEPC’s proportionate share of the Base Management Fee (as defined below) will be calculated on the basis of the value of BEPC’s business relative to that of the partnership. Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Provider, Brookfield Renewable pays an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the total capitalization value of Brookfield Renewable exceeds an initial reference value. In the event that the measured total capitalization value of Brookfield Renewable in a given period is less than the initial reference value, the Service Providers will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis.

v)	BEPC Voting Agreements

BEPC entered into voting agreements with Brookfield (“BEPC Voting Agreements”) to provide BEPC with control over certain of the entities through which BEPC holds interests in its operating subsidiaries. Pursuant to the BEPC Voting Agreements, voting rights with respect to any of the applicable entities will be voted in accordance with the direction of BEPC with respect to certain matters, including the election of directors. As a result, BEPC controls and consolidates the applicable entities from an accounting point of view.

vi)	Registration Rights Agreement

BEPC entered into a Registration Rights Agreement with BEP and Brookfield, pursuant to which BEPC agreed that, upon the request of Brookfield Asset Management, BEPC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any exchangeable shares held by Brookfield. BEPC has agreed to pay certain expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement or prospectus.

Acquisition of TerraForm Power

On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.

After giving effect to the special distribution and the TerraForm Power acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of exchangeable shares and class B shares, holds an approximate 84.7% voting interest in BEPC. Holders of exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in BEPC.

Concurrent with the closing of the TerraForm Power acquisition, Brookfield and the partnership entered into voting agreements with BEPC, giving BEPC a number of voting rights with respect to the TerraForm Power common stock held by the

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

partnership and its affiliates, other than BEPC, including the authority to direct the election of the directors of TerraForm Power. As a result, BEPC controls TerraForm Power and consolidates TerraForm Power from an accounting point of view.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

PART 7 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT

PRESENTATION TO PUBLIC STAKEHOLDERS

Actual Generation

For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from the United States cogeneration and Brazil biomass.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Voting Agreements with Affiliates

Our company has entered into voting agreements with Brookfield and Brookfield Renewable, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide our company the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 2(r)(ii) – Critical judgments in applying accounting policies – Common control transactions in our consolidated financial statements for our policy on accounting for transactions under common control.

PERFORMANCE MEASUREMENT

Segment Information

Our company’s operations are segmented by – 1) hydroelectric, 2) wind, 3) storage & other (cogeneration and biomass), and 4) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources. For periods ending after the TERP acquisition completed on July 31, 2020, our company’s operations will be further segmented and present our proportionate share of solar operations.

we report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in the audited consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.

It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. See “Part 4 – Financial Performance Review on Segment Information”.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

Proportionate Information

Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to shareholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

The presentation of proportionate results has limitations as an analytical tool, including the following:

•

The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•	Other companies may calculate proportionate results differently than we do.

Because of these limitations, our proportionate financial information of our company should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.

Our company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.

Unless the context indicates or requires otherwise, information with respect to the MW attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Our company uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

Our company believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to shareholders.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

Funds From Operations

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Our company uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our consolidated financial statements, we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.

Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess our company’s liquidity.

Proportionate Debt

Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of our company in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to our company’s share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of our company are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:

•

Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of our company and aggregate proportionate debt for all of the portfolio investments of our company; and

•	Other companies may calculate proportionate debt differently.

Because of these limitations, the proportionate financial information of our company should not be considered in isolation or as a substitute for the financial statements of our company as reported under IFRS.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

PART 8 – CAUTIONARY STATEMENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of our company and Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this management’s discussion and analysis include statements regarding the announcement of a three-for-two split of LP units and exchangeable shares, the quality of our assets and the resiliency of the cash flow they will generate, our anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, our ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of our combination with TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile and our access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this management’s discussion and analysis are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to our lack of operating history, changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP units, preferred limited partnership units or securities exchangeable for LP units, including exchangeable shares, or the perception of such sales or issuances, could depress the trading price of our shares; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in us and Brookfield Renewable; Brookfield Asset Management acting in a way that is not our best interests or that of our shareholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impacts of climate change; failure of our systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of LP units; and the redemption of our shares by us at any time or upon notice from the holder of our class B shares.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this management’s discussion and analysis and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our and BEP’s registration statement on Form F-1/F-4 filed in connection with the distribution of our shares and the acquisition of TerraForm Power and the Canadian prospectus filed with the securities regulators in Canada qualifying the distribution of exchangeable shares and the Form 20-F of BEP and, in each case, other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This management’s discussion and analysis contains references to certain proportionate information, Adjusted EBITDA, Funds From Operations and Proportionate Debt (collectively, “our company’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of proportionate information, Adjusted EBITDA, Funds From Operations, and Proportionate Debt used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that our company’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Our company’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.

A reconciliation of Adjusted EBITDA and Funds From Operations to net income (loss) is presented in this management’s discussion and analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in our segmented information in our consolidated financial statements.

Brookfield Renewable Corporation	Management’s Discussion & Analysis	December 31, 2019

BROOKFIELD RENEWABLE CORPORATION
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